United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 3561 Washington, D.C. 20549	May 6, 2010

REQUEST FOR ACCELERATION OF EFFECTIVENESS

RE:	Cord Blood America, Inc. (the “Company”)
Registration Statement on Form S-1A (File No. 333-164844)
Filed April 30, 2010 (the “Registration Statement”)

We hereby request acceleration of the effective date of the Company’s pending Registration Statement to May 11, 2010 at 5:00 p.m. Eastern Standard Time, or at the Commission’s earliest convenience.

We hereby acknowledge that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact me directly at 702.914.7250.

Sincerely

Matthew Schissler, CEO